EXHIBIT 16.1

August 9, 2006

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re:	Rancher Energy Corp.
Commission File Number (000-51425)

Dear Sirs:

We are in agreement with the statements made by the above registrant in its Form 8-K/A dated August 9, 2006.

Our independent auditor’s report on the financial statements of Rancher Energy Corp. for the periods ended March 31, 2005 and 2006 contained no adverse opinions or disclaimers of opinion, nor were they modified as to audit scope, accounting principles, or uncertainties other than the ability to continue as a going concern.

There were no disagreements with Rancher Energy Corp. on any matter of account principles or practices, financial statement disclosure, or auditing scope or procedure.

Sincerely

/s/ Williams & Webster P.S.

Williams & Webster P.S.
Certified Public Accountants
Spokane, Washington